EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Earnings per common share — basic (1)
Net income	$819	$621	$1,513	$1,307
Less: TARP CPP Preferred Dividends	237	—	474	—
Dividends paid and undistributed earnings allocated to participating securities	4	—	6	—

Net Income Available to Common Shareholders	$578	$621	$1,032	$1,307

Weighted average common shares outstanding	2,474,719	2,468,988	2,472,383	2,473,422

Earnings per common share	$0.23	$0.25	$0.42	$0.53

Earnings per common share — diluted
Net income	$819	$621	$1,513	$1,307
Less: TARP CPP Preferred Dividends	237	—	474	—
Dividends paid and undistributed earnings allocated to participating securities	4	—	6	—

Net Income Available to Common Shareholders	$578	$621	$1,032	$1,307

Weighted average common shares outstanding — basic	2,474,719	2,468,988	2,472,383	2,473,422
Effect of dilutive securities — stock options and unvested restricted stock (2)	18,426	29,571	18,426	34,144

Weighted average shares outstanding — diluted	2,493,145	2,498,559	2,490,809	2,507,566

Earnings per common share	$0.23	$0.25	$0.41	$0.52

(1)
In June 2008, the FASB issued a new accounting guidance which clarifies that unvested stock-based compensation awards containing non-forfeitable rights to dividends are considered participating securities and therefore are included in the two-class method for calculating earnings per share. Under the two-class method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. The Company grants restricted stock to certain employees under its stock-based compensation plan. Recipients receive cash dividends during the vesting periods of these awards )i.e., including on the unvested portion of such awards). Since these dividends are non-forfeitable, the unvested awards are considered participating securities and will have earnings allocated to them.

(2)	As of September 30, 2009, there were no potentially dilutive shares except for 18,426 unvested restricted shares which are also participating securities.

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